                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                        (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                       (Amendment No. 10)
       ----------------------------------------------------

                  GLOBAL MOTORSPORT GROUP, INC.
       ----------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.001 per share
       ------------------------------------------------------
                  (Title of Class of Securities)

                           378937106
                    -------------------------
                         (CUSIP Number)

             Wolf, Block, Schorr and Solis-Cohen LLP
                     111 South 15th Street
                     Philadelphia, PA 19102
             Attention: Herbert Henryson II, Esquire
                         (215) 977-2556
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          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                       November 18, 1998
       ---------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].
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          Golden Cycle, LLC hereby amends its Schedule 13D (the
"Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

          On November 18, 1998, the Reporting Person delivered a letter to Mr. Joseph Keenan, Chairman of the Board of the Company, transmitting in writing its proposed transaction, structured as a self tender offer by the Company and subject to no financing conditions, whereby the Company would purchase approximately 99% of the outstanding shares of common stock of the Company (approximately 4.6 million shares) not currently owned by the Reporting Person for a cash purchase price of $20 per share. A copy of the letter is attached hereto as Exhibit 17 and is hereby incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.
          ---------------------------------

          Item 7 is hereby amended to add the following:

               17.   Letter to Joseph Keenan, dated November 18,
                     1998.

                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 1998


                                 GOLDEN CYCLE, LLC


                                 By: /s/ Roger Grass
                                     ---------------
                                     Roger Grass
                                     Vice President
                                     and Treasurer
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                          EXHIBIT INDEX
                          -------------

Exhibit No.                Description
-----------                -----------

     17                    Letter to Joseph Keenan, dated
                           November 18, 1998.


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                                                       Exhibit 17
                                                       ----------

                        GOLDEN CYCLE, LLC
                        ONE WYNNEWOOD ROAD
                            SUITE 100
                        WYNNEWOOD, PA 19096

November 18, 1998

Mr. Joseph F. Keenan
Chairman of the Board of Directors
Global Motorsport Group, Inc.
16100 Jacqueline Court
Morgan Hill, California 95037

Dear Mr. Keenan:

          We believe that under Delaware law, you currently have, as you have always had, a fiduciary duty to negotiate with us, or any prospective purchaser, regarding a transaction to acquire
Global Motorsport that is in the best interests of its stockholders.

          As we have publicly announced, Golden Cycle, LLC has proposed a transaction whereby the company would acquire, in a transaction structured as a self tender offer by Global Motorsport and subject to no financing conditions, approximately 99% of the outstanding shares of common stock of Global Motorsport (approximately 4.6 million shares) not currently owned by us for a cash purchase price of $20 per share.

          While we do not think that our offer needs to be forwarded to you in writing in order for you to be required to consider it, we are, in the event that you disagree, hereby formally transmitting our offer to you, in writing. Accordingly, notice is hereby given of our proposed "Acquisition Transaction" as such term is defined in Section 6.2 of your merger agreement with Stonington Partners. Considering that our offer is $0.50 per share better than Stonington Partners' offer, we are prepared to meet with you at your earliest opportunity in order to complete our proposed transaction.

          Please note that a copy of our firm commitment letter from NationsBank, N.A. to provide a portion of the financing needed for the transaction was filed with the Securities and Exchange Commission as an amendment to our Schedule 13D on October 28, 1998. In addition, my father (Alex Grass) and I have agreed to provide the remainder of the necessary financing.

          We urge you to consider the interests of your stockholders and contact us so that we can move forward together in implementing our proposal.

                                  Sincerely,

                                  /s/ Roger Grass